UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c)

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (b)

(Amendment No. 1)*

Noble Corporation plc

(Name of Issuer)

Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

G65431127

(CUSIP Number)

February 13, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G65431127	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 620,538
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 620,538
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 620,538 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON IA, OO

(1)

The aggregate amount of shares beneficially owned as of 2/13/2023 by the Reporting Person includes 620,538 warrants to purchase the Issuer’s Ordinary Shares, par value $0.00001 per share, based on 130,840,740 Ordinary Shares outstanding as of October 28, 2022.

CUSIP NO. G65431127	13G	Page 3 of 5 Pages

Item 1		(a)	Name of Issuer:
Noble Corporation

		(b)	Address of Issuer’s Principal Executive Offices:
13135 Dairy Ashford, Suite 800
Sugar Land, Texas 77478

Item 2		(a)	Name of Person Filing:
Pacific Investment Management Company LLC (“PIMCO”)

		(b)	Address of Principal Business Office:
650 Newport Center Drive
Newport Beach, CA 92660

		(c)	Citizenship:
Filer is organized in Delaware

		(d)	Title of Class of Securities:
Ordinary Shares, par value $0.00001 per share

		(e)	CUSIP Number:
G6610J209

Item 3		Not Applicable

Item 4		Ownership.

As of 12/31/2022:

	(a)	Amount beneficially owned: 6,901,768

	(b)	Percent of Class: 5.25%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 6,870,710

		(ii)	Shared power to vote: 0

		(iii)	Sole power to dispose or direct the disposition of: 6,901,768

		(iv)	Shared power to dispose or direct the disposition of: 0

As of 2/13/2023:

	(a)	Amount beneficially owned: 620,538

	(b)	Percent of Class: 0.5%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 620,538

CUSIP NO. G65431127	13G	Page 4 of 5 Pages

(ii)	Shared power to vote: 0

(iii)	Sole power to dispose or direct the disposition of: 620,538

(iv)	Shared power to dispose or direct the disposition of: 0

The securities reported in this Schedule 13G are held by investment advisory clients or discretionary accounts of which PIMCO is the investment adviser. When an investment management contract (including a sub-advisory agreement) delegates to PIMCO investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, PIMCO considers the agreement to grant it sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, PIMCO reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of rule 13d-3 under the Act.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reports the securities beneficially owned or deemed to be beneficially owned by PIMCO. It does not include securities, if any, beneficially owned by PIMCO’s affiliates, whose ownership of securities is disaggregated from that of PIMCO in accordance with that release. PIMCO also disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

PIMCO’s clients that hold these securities in their investment advisory accounts managed by PIMCO have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein. No one client holds more than five percent of such securities.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

Not Applicable.

CUSIP NO. G65431127	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Bijal Parikh
Name: Bijal Parikh
Title: Executive Vice President